EXHIBIT G-1

Filings Under the Public Utility Holding Company Act
of 1935, as amended ("Act")

SECURITIES AND EXCHANGE COMMISSION

______________, 2003

    Notice is hereby given that the following filing has been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application/declaration for complete statements of the proposed transaction(s) summarized below. The application/declaration is available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application/declaration should submit their views in writing by _____, 2003, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant/declarant at the address specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ______, 2003, the application/declaration, as filed or as amended, may be granted and/or permitted to become effective.

          Great Plains Energy Incorporated ("Great Plains Energy"), a registered public utility holding company; Kansas City Power & Light Company ("KCPL"), an electric public utility company and wholly-owned subsidiary of Great Plains Energy; Great Plains Power Incorporated, a wholly-owned subsidiary of Great Plains Energy; KCPL Receivable Company, KCPL's wholly-owned special purpose entity all located at 1201 Walnut, Kansas City, MO 64106, and KLT Inc., 10740 Nall Street, Suite 230, Overland Park, Kansas, Great Plains Energy's wholly-owned intermediate holding company (collectively, "Applicants") have filed a post-effective Amendment No. 1 on Form U-1/A application/declaration under Sections 6(a), 7, 9(a)(1), 10 and 12(c) of the Act and Rules 45 and 46 thereunder.

          By order dated September 7, 2001, (HCAR 27436) (the "September 7 2001 Order"), the Commission authorized Applicants and their subsidiaries, among other things, to engage in (i) a program of external financing, (ii) intrasystem credit support arrangements, (iii) interest rate hedging measures, and (iv) other intrasystem transactions from time to time through December 31, 2004 (the "Authorization Period"). In particular, the Commission authorized Great Plains Energy to issue and sell common stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities. The aggregate amount of all such securities issued by Great Plains Energy during the Authorization Period is limited to $450 million under the conditions of the September 7, 2001 Order.

          Applicants now request certain modifications to the September 7, 2001 Order as follows: (1) an increase from $450 million to $1.2 billion in the aggregate amount of common stock, short-term and long-term debt securities and other forms of preferred or equity-linked securities that may be issued and sold by Great Plains Energy during the Authorization Period, and (2) an extension of the Authorization Period from December 31, 2004 to December 31, 2005.

          Except as stated in the preceding paragraph, Applicants are not seeking any other changes or modifications to the terms, conditions or limitations otherwise applicable under the September 7, 2001 Order to any specific securities issued by Great Plains Energy or its subsidiaries.

          Great Plains Energy states that the proposed increase in the authorized limit on issuing common stock, short-term and long-term debt securities and other forms of preferred or equity-linked securities will enable it to (1) finance investments and capital expenditures by it and its subsidiaries, (2) to fund future investments in any exempt telecommunications company or energy-related or gas-related company within the meaning of Rule 58, (3) to repay, redeem, refund or purchase by it or its subsidiaries of their respective securities, and (4) to finance the working capital requirements of it and its subsidiaries. Great Plains Energy is not seeking authorization to issue or sell securities for purposes of financing the acquisition of an exempt wholesale generator, or the guarantee of a security of an exempt wholesale generator. Great Plains Energy further states that the proposed increase in the authorized limit will provide additional liquidity to it and the ability to increase its equity to total capitalization ratio, which will strengthen its financial position and enhance its access to the capital markets.

          For the Commission by the Division of Investment Management, pursuant to delegated authority.